Room 4561

February 4, 2009

Charles Chao
Chief Executive Officer
Sina Corporation
Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200010, China

> **Re:** **Sina Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File no. 0-30698**

Dear Mr. Chao:

We have reviewed your response letter dated January 29, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 9, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 5. Operating and Financial Review and Prospects

1.   We note your response to our prior comment 2 and your proposed revised disclosures with regards to your "Overview" discussion in MD&A. In comment 3 to the Staff's letter dated October 31, 2008 we asked that you expand this section to identify the factors that your Company's executives focus on in evaluating financial condition and operating performance; including any known trends and expansion plans that are expected to have a material effects on your operations; and address the material risks and challenges facing your company and how management is dealing with these issues. The disclosures proposed in the fourth paragraph under the "Overview" discussion continues to be overly vague and does not appropriately address the Staff's prior comments. Please tell us how you

intend to expand this discussion in your December 31, 2008 Form 20-F to more clearly address the opportunities, challenges and risks facing the Company in both the short and long term, as well as the actions management is taking to address these opportunities, challenges and risks pursuant to Section III.B.3 of SEC Release No. 33-8350.

2. We note your response to our prior comment 3 and the disclosures you propose to include in your future "net revenues" discussion. In our prior comment 3, the Staff asked how you considered including a discussion of the impact that sales rebates have had on your historical advertising revenues. In this regard, we note from the roll forward information provided in your December 19, 2008 response letter that the provision for sales rebates were 11.7% and 8.7% of net revenues in fiscal 2008 and 2007, respectively. Tell us how you considered including a discussion of the rebate provisions and their impact on your advertising business in your "net revenue" disclosures for each period presented. Further, the proposed disclosures provided in your response appear to address potential trends and challenges in the advertising industry. Tell us your consideration to include these disclosures as part of your "Overview" discussion instead.

Critical Accounting Policies, Judgments, and Estimates

Revenue Recognition, page 44

3. We note your response to our prior comment 5 along with your response to comment 13 to the Staff's letter dated October 31, 2008 regarding the factors considered in determining that revenues should be recognized on a gross basis for certain MVAS contracts. Please revise your disclosures in future filings, to more clearly address how you considered the various factors outlined in EITF 99-19 in accounting for such arrangements. Also, expand your disclosures to better explain the differences between those MVAS arrangements accounted for on a gross basis and those accounted for on a net basis.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

4. We note your response to our prior comment 2 and your proposed disclosures with regards to the evaluation of disclosure controls and procedures. As indicated in prior comment 11 to the Staff's letter dated October 31, 2008, if the Company chooses to cite the definition of disclosure controls and procedures in your effectiveness conclusion, then you must recite the entire definition. In this regard, you would need to expand your proposed disclosures to indicate, if true that your officers concluded the Company's disclosure controls and procedures are also

effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits

5.   We note your response to our prior comments 7 and 8. However, we continue to believe that the exhibits should be filed as part of the Form 20-F for the fiscal year ended December 31, 2007. Please amend your filing to include the schedule of contracts setting forth the material details of the agreements relating to the control of the variable interest entities. Please also file the pledge agreement with the Company's employee shareholders of the VIEs.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 and Jay Ingram, Staff Attorney at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Jerome Ku
     Orrick, Herrington & Sutcliffe
     Fax – (650) 614-7401